EXHIBIT 99.1

February 22, 2011

STEPHEN FANE, CEO OF VALCENT PRODUCTS TO SPEAK AT A FREE VERTICAL FARMING WEB CONFERENCE ON FEBRUARY 28, 2011

 VANCOUVER, BRITISH COLUMBIA, February 22, 2011 - Valcent Products Inc. (OTCBB: VCTZF) creator of VertiCrop™, and selected by TIME MAGAZINE as one of the world’s best inventions, announced today that its CEO Stephen Fane will be featured as an expert speaker in a Vertical Farming Webcast on February 28th, 2011 at 12pm EST.

To register, please visit: http://www.concise-conferences.com/vertical-farming.html

Vertical Farming is an economical and environmentally viable solution that cultivates the natural growing of crops within skyscrapers or high-rise buildings. With over 60% of the world's rising population now living in urban areas, the demand to produce nutritious food locally and efficiently, in an environmentally friendly way, has never been greater.

Stephen will be discussing how vertical farming is at the forefront of the global shift towards urban agricultural systems and the impact it will have on both farmers and consumers.
The organizers have recruited five of best-known personalities in the industry.

Stephen Fane is the CEO of Valcent Products Inc. Stephen became a hydroponic greenhouse entrepreneur twenty years ago. In 1990, he acquired a five-acre hydroponic greenhouse operation that produced bell peppers, which he expanded to over 75 acres under glass. After merging with another large-scale producer, Fane took the combined entity public as an Income Trust on the TSX. Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for operations totaling more than 135 acres under glass and the raising of $70 Million through a public offering.

Hans Hassle is a pioneer in Corporate Social Responsibility and CEO of Plantagon. On January 20th 2011, Plantagon signed a letter of intent with the Botkyrka municipality in Sweden for establishing a vertical greenhouse. The construction of a vertical greenhouse in Botkyrka, (Sweden) will be one of the first of its kind within the Vertical Farming market.

Dr. Dickson Despommier, Ph.D. is a full-time professor in the Department of Environmental Health Sciences at Columbia University and arguably the best-known personality within the community.

Gordon Graff is responsible for designing the Toronto Skyfarm. The Toronto Skyfarm is a self-sustaining, low impact system, equipped with its own bio-gas plant that produces methane from its own waste which in turn could be burned to generate its own electricity.

Nick Brustatore is a partner at Converted Organics & Owner of TerraSphere Systems LLC. Nick is an eco-entrepreneur and owner of a series of green tech and socially responsible companies. His team has rolled out several exciting initiatives that include models in waste management, energy saving technology, recycling, up-cycling, and Vertical Farming.

 This free event is an online conference starting at 12pm EST February 28th. Follow this link for more information and to register: http://www.concise-conferences.com/vertical-farming.html

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International, Valcent Products Inc. (OTCBB: VCTZF) specializes in eco-friendly, verticrop growing solutions for high density urban areas. For more information, visit: www.valcent.net.

Contact:
Media Relations
Valcent Products Inc.
Joe Flatley
+1 (604) 535-5474
jflatley2000@yahoo.ca

Ray Torresan
604-644-0980
ray@torresan.com

Concise Courses LLC, (Trading as Concise Conferences)
http://www.concise-conferences.com/vertical-farming.html
Media: Max Dalziel, max@concise-conferences.com
900 Biscayne Boulevard
Suite 4302
Miami, FL 33132
1.800.620.0950

Henry Dalziel - Concise Conferences Speaker Recruitment
Email: info@concise-conferences.com
Skype: henry.dalziel
Phone: USA 1.800.620.0950

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.